Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Access Series II/IIR/III
Leaders Edge Series II/IIR/III
Leaders Plus II/IIR/III
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Series I/IR
Leaders Solution Series I/IR
Leaders Elite Series I/IR
Leaders Access Series I/IR
Leaders Edge Series I/IR
Leaders Plus Series I/IR
Leaders Elite Plus Series I/IR
Leaders Solution Plus Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Leaders Access Series II/IIR/III
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Access Series I/IR
Leaders Edge Series I/IR
Leaders Plus Series I/IR
Leaders Solution Plus Series I/IR
Leaders Vision Series I/IR

August 3, 2022 update to product notices dated May 2, 2022

This update to the product notices outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: MFS Investment Management	0.77%*
Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	1.06%*

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.

This update should be retained for future reference.

HV-7914